Exhibit 99.179

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Achieves Record C$1.3 Billion (US$922 Million) AUM, Reflecting a 57% Month-over-Month Increase and a 155% Rise Year-to-Date, and 2024 Record Monthly Net Inflows of C$20.9 Million (US$14.9 Million) in November

●	Record AUM & Monthly Net Inflows: As of November 30, 2024, Valour reported a record C$1.3 billion (US$922 million) in AUM, reflecting a 57% month-over-month increase and a 155% rise year-to-date. This growth was fueled by November’s 2024 record net inflows of C$20.9 million (US$14.9 million), combined with asset price appreciation and the success of newly launched ETPs, including SUI, DOGE, and TAO.

●	Strong Financial Position: As of November 30, 2024, the cash and USDT balance stood at approximately C$17 million (US$12.1 million), a 32% increase from the previous month. Current loans payable stood at approximately C$8.3 million (US$6 million), unchanged from the previous month. The Company also expanded its digital asset treasury, purchasing and holding 208.8 BTC, 121 ETH, 586,683 ADA, 126,616 DOT, 14,375 SOL, 490.5 UNI, 433,322 AVAX, and 2,787,703 CORE tokens, valued at approximately C$67.8 million (US$48.4 million), reflecting a 56% increase from the previous month.

Toronto, Canada, December 3, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF), a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, “Valour”), a leading issuer of exchange traded products (“ETPs”) has reported assets under management (“AUM”) of C$1.3 Billion (US$922 Million) as of November 30, 2024. This represents a 57% increase month-over-month and a 155% increase year-to-date.

In November, Valour achieved a 2024 monthly net inflows record totaling C$20.9 million (US$14.9 million). This milestone extends its consistent streak of monthly inflows, highlighting increasing investor confidence and strong demand for Valour’s ETPs.

Key Products Driving Inflows:

The exceptional performance was driven by a combination of established and newer ETP listings, including SUI, DOGE, and TAO. Key contributors include:

●	VALOUR SUI SEK: C$16,843,176 (US$11,981,715)

●	VALOUR XRP 0: C$9,723,930 (US$6,917,304)

●	VALOUR ADA: C$6,723,301 (US$4,782,749)

●	VALOUR DOGE: C$3,970,692 (US$2,824,628)

●	VALOUR TAO: C$3,772,746 (US$2,683,815)

These inflows highlight Valour’s leadership in providing access to diverse digital assets.

Valour’s Top ETPs by AUM:

●	VALOUR SOL SEK: C$566,689,976 (US$403,125,739)

●	VALOUR BTC 0: C$335,846,832 (US$238,911,059)

●	VALOUR ADA: C$103,593,335 (US$73,693,098)

●	VALOUR ETH 0: C$93,997,422 (US$66,866,862)

●	VALOUR AVAX: C$36,718,364 (US$26,120,310)

●	VALOUR XRP: C$35,414,657 (US$25,192,893)

●	VALOUR SUI: C$34,316,439 (US$24,411,655)

●	VALOUR DOT: C$30,448,997 (US$21,660,476)

Strong Financial Position

As of November 30, 2024, the Company maintains a strong financial position:

Cash and USDT Balance: Approximately C$17 million (US$12.1 million), a 32% increase from the previous month.

Loans Payable: Approximately C$8.3 million (US$6 million), unchanged from the previous month.

Digital Asset Treasury: The Company expanded its digital asset treasury in November, purchasing and holding the following assets:

●	208.8 BTC

●	121 ETH

●	586,683 ADA

●	126,616 DOT

●	14,375 SOL

●	490.5 UNI

●	433,322 AVAX

●	2,787,703 CORE

These holdings are valued at approximately C$67.8 million (US$48.4 million), representing a 56% month-over-month increase.

DeFi Alpha Strategy

The Company is assessing multiple arbitrage opportunities, having generated C$113.8 million (US$83.4 million) in Q2 and C$20.6 million (US$14.7 million) in Q3 with zero losses to date. This strategy has strengthened the Company’s financial position, enabling debt repayment and supporting the deployment of a digital asset treasury strategy.

Recent Strategic Developments from November include:

DeFi Technologies’ Subsidiary Valour Launches First Dogecoin (DOGE) ETP in the Nordics on Spotlight Stock Market

Valour launched the Valour Dogecoin (DOGE) SEK ETP (ISIN: CH1108679320) on Sweden’s Spotlight Stock Market, marking the first Dogecoin ETP in the Nordics. This innovative product provides Nordic investors with exposure to Dogecoin, the 7th largest digital asset globally, with a market capitalization of approximately $59.5 billion. Created as a lighthearted alternative to Bitcoin, Dogecoin has evolved into a widely recognized cryptocurrency, powered by a decentralized proof-of-work blockchain and supported by a strong community. The Valour Dogecoin ETP underscores Valour’s commitment to expanding access to diverse digital assets, aligning with its strategy to address shifting investor preferences in a rapidly evolving financial landscape. By introducing this product, Valour continues to solidify its position as a leader in innovative digital asset investment solutions.

DeFi Technologies’ Subsidiary Valour Signs MOU with SovFi and AsiaNext to Expand ETP Offerings Across APAC

Valour signed a Memorandum of Understanding with AsiaNext and SovFi to expand its digital asset ETPs across the APAC region. Leveraging AsiaNext’s Singapore-licensed securities exchange and SovFi’s liquidity expertise, Valour aims to enhance institutional access to regulated digital asset investments. This strategic partnership is a key milestone in Valour’s global expansion plan, targeting high-growth markets in APAC, the Middle East, and Africa. With plans to launch 20 new ETPs in the coming weeks, including innovative products like Bitcoin staking and crypto index-based ETPs, Valour is well-positioned to capitalize on the growing demand for digital assets via ETPs. This collaboration reinforces Valour’s leadership in the evolving digital asset space while strengthening AsiaNext’s position as a premier multi-asset exchange bridging Asia and Europe.

DeFi Technologies Launches CoreFi Strategy to Amplify Bitcoin Returns Using CORE

DeFi Technologies introduced CoreFi Strategy, a MicroStrategy-inspired approach designed to enhance Bitcoin returns through leveraged, regulated exposure to Bitcoin and CORE, the native asset of the Core blockchain. This innovative strategy will offer investors high-beta exposure to Bitcoin and BTCfi, combining yield generation with growth potential. Built on the Core blockchain, which aligns with Bitcoin, the strategy integrates Non-Custodial Staking and Dual Staking mechanisms, supported by significant Bitcoin mining activity. CoreFi fosters sustainable Bitcoin yields and increases utility within a high-upside Bitcoin ecosystem, creating a powerful avenue for investors to maximize their Bitcoin-related returns.

DeFi Technologies Announces Launch of SolFi Technologies to Expand Shareholder Exposure to the Solana (SOL) Ecosystem

DeFi Technologies announced the launch of SolFi Technologies, a spinout company dedicated to providing investors with direct exposure to the Solana blockchain ecosystem. SolFi Technologies focuses on proprietary trading, validator node operations, and strategic ecosystem investments to optimize yields on Solana (SOL). By leveraging proprietary algorithms, innovative financing strategies, and a battle-tested Maximum Extractable Value (MEV) engine the company aims to generate superior cash flows and higher staking yields compared to third-party providers. Additionally, SolFi is incubating and pursuing strategic acquisitions of operating companies to enhance its Solana treasury strategy, accelerate token acquisition, and boost staking revenues, with the potential to reinvest or distribute these profits as shareholder dividends.

DeFi Technologies Subsidiary Valour Launches World’s First Yield-Bearing Bitcoin (1VBS) ETP for German Investors on Xetra

Valour introduced the 1Valour Bitcoin Physical Staking (1VBS) ETP on Frankfurt Börse Xetra, in collaboration with Core Foundation. This groundbreaking product offers German investors exposure to Bitcoin with an initial fixed yield of 1.40% and a 0.9% management fee. Built on the Core blockchain, which combines Bitcoin’s security with Ethereum Virtual Machine (EVM) compatibility and the innovative Satoshi Plus consensus mechanism, the ETP enhances scalability and performance. By delegating Bitcoin to Core validators, 1VBS ensures custodial control while delivering yield, eliminating the need for investors to manage their own validators. The yield is reflected daily in the Digital Asset Entitlement and Net Asset Value (NAV), providing a simple and secure way to earn yield on Bitcoin investments.

About DeFi Technologies

DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF) is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance (DeFi). With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of experts with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem. Follow DeFi Technologies on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. and Valour Digital Securities Limited (together, “Valour”) issues exchange traded products (“ETPs”) that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies Inc. (CBOE CA: DEFI) (GR: R9B) (OTC: DEFTF). For more information about Valour, to subscribe, or to receive updates, visit valour.com.

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; digital asset treasury strategy of the Company; expansion of digital asset ETPs; the development and launch of CoreFi Technologies and SolFi Technologies; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by the Company and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and digital asset sector; rules and regulations with respect to decentralised finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information, please contact:

Olivier Roussy Newton
Chief Executive Officer
ir@defi.tech
(323) 537-7681

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